Commercial

Federal Bank

Management's Assertion

As of and for the year ended December 31, 2002, Commercial Federal Bank (the "Bank") has complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers. As of and for this same period, the Bank had in effect a fidelity bond policy in the amount of $20,000,000 and errors and omissions policy in the amount of $17,000,000.

R.A. Campbell

R.A. Campbell, Senior Vice President,

Mortgage Operations

February 6, 2003